Exhibit 99.2

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on October 23, 2025
3:00 p.m. Israel time

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To Our Shareholders:

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, October 23, 2025, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.      Reelection of Ben Sheizaf, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.      Approval of an increase in the authorized share capital of the Company and related amendments to the Company’s Articles of Association and Memorandum of Association and of an amendment to Article 44.3 of the Company’s Articles of Association;

3.      Approval of purchase of directors and officers liability insurance policy;

4.      Approval of updated terms of employment of, and payment of bonus to, Asaf Nehama, the son of Shlomo Nehama, one of the Company’s controlling shareholders;

5.      Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2025 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors of the Company to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee; and

6.      Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2024. This item does not require a shareholder vote.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on September 18, 2025, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about September 19, 2025.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage. The approval of the proposals under Item 3 (to the extent it relates to office holders who are controlling shareholders and relatives of controlling shareholders) and Item 4 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 6 does not require a shareholder vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting and, for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than September 19, 2025. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the website of the Securities and Exchange Commission and the distribution website of the Israel Securities Authority, or the ISA.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing House, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the ISA or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a proxy, please deliver, by any of the aforementioned means, along with the confirmation of ownership, the completed and executed proxy card enclosed herewith, filed with the ISA and Tel Aviv Stock Exchange and available at www.magna.isa.gov.il, which must be received by the Company by 11:00 a.m., Israel time, on October 23, 2025 (four hours prior to the Meeting), to be counted for the Meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on October 23, 2025). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. You may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors,
/s/ Ben Sheizaf
Ben Sheizaf
Chairman of the Board of Directors

September 12, 2025

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel

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PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on October 23, 2025
3:00 p.m. Israel time

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The annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, October 23, 2025, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.      Reelection of Ben Sheizaf, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.      Approval of an increase in the authorized share capital of the Company and related amendments to the Company’s Articles of Association and Memorandum of Association and of an amendment to Article 44.3 of the Company’s Articles of Association;

3.      Approval of purchase of directors and officers liability insurance policy;

4.      Approval of updated terms of employment of, and payment of bonus to, Asaf Nehama, the son of Shlomo Nehama, one of the Company’s controlling shareholders;

5.      Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2025 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors of the Company to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee; and

6.      Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2024. This item does not require a shareholder vote.

The proxy materials are being mailed to our shareholders as of September 18, 2025, or the Record Date, on or about September 19, 2025. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 3:00 p.m. (Israel time) on October 21, 2025 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 11:00 a.m. (Israel time) on October 23, 2025 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered to us up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing House, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority, or the ISA, or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a proxy card, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed proxy card enclosed herewith, filed with the ISA and Tel Aviv Stock Exchange and available at www.magna.isa.gov.il, which must be received by the Company by 11:00 a.m., Israel time, on October 23, 2025 (four hours prior to the Meeting), to be counted for the Meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on October 23, 2025). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on September 18, 2025 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of September 10, 2025, we had 13,779,585 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy or via the Electronic System of the ISA, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy or via the Electronic System of the ISA (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists and will be deemed to be “present” at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place and means of communications. The requisite quorum at an adjourned meeting shall be any two or more members, present at the Meeting in person or by proxy or via the Electronic System of the ISA.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage in person or by proxy or via the Electronic System of the ISA. The approval of the proposals under Item 3 (to the extent it relates to office holders who are controlling shareholders and relatives of controlling shareholders) and Item 4 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

TERMS OF SERVICE AND EMPLOYMENT OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the terms of service and employment of our five most highly compensated office holders during or with respect to the year ended December 31, 2024 see “Item 6.B: Directors, Senior Management and Employees — Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2024, or the 2024 Annual Report, filed with the Securities and Exchange Commission, or the SEC, on April 30, 2025. An “office holder” is defined under the Companies Law, 1999, or, as amended from time to time, the Companies Law, as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 10, 2025 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Shlomo Nehama(2)(4)(5)	3,588,577	26%
Kanir Joint Investments (2005) Limited Partnership(3)(4)(5)	2,605,845	18.9%
Clal Insurance Enterprises Holdings Ltd.(6)	1,940,045	13.6%
Yelin Lapidot Holdings Management Ltd.(7)	1,632,040	11.8%
The Phoenix Holdings Ltd.(8)	1,306,161	9.5%
Menora Mivtachim Holdings Ltd.(9)	972,346	7.1%

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(1)      As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from September 10, 2025 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 13,779,585 ordinary shares outstanding as of September 10, 2025. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)      The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 22.7% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 26% of our outstanding ordinary shares.

(3)      Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer, and Ms. Anat Raphael, the sister of Mr. Ehud Gil, who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, Ms. Raphael is the majority shareholder of Kanir Ltd. and owns 124,514 ordinary shares, which constitute approximately 0.9% of our outstanding shares and which constitute, together with Kanir’s holdings, approximately 19.8% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares held by Kanir except to the extent of their respective pecuniary interest therein, if any.

(4)     By virtue of the shareholders agreement between Kanir and Nechama Investments, dated March 24, 2008, or the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., Ms. Raphael and Mr. Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 41.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 38% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 45% of our outstanding ordinary shares and taking into account the shares directly held by Ms. Raphael, Ms. Raphael may be deemed to own approximately 42.5% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the SEC on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)      The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Messrs. Nehama and Fridrich and Ms. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(6)      Based on a Schedule 13G/A submitted on August 14, 2025 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, the ordinary shares reported as beneficially owned by Call consist of: (i) 41,204 ordinary shares, including 34,596 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are beneficially held for Clal’s own account, and (ii) 1,898,841 ordinary shares, including 416,001 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not be construed as an admission that it is the beneficial owner of more than the ordinary shares beneficially owned for its own account.

(7)      Based on a Schedule 13G/A submitted on January 31, 2024 reporting holdings as of December 31, 2023 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 1,036,767 ordinary shares held by mutual funds managed by Yelin Lapidot Mutual and (b) 595,273 ordinary shares held by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(8)      Based on a Schedule 13G/A submitted on February 10, 2025 reporting holdings as of December 31, 2024 by The Phoenix Holdings Ltd., or Phoenix. Based on the Schedule 13G/A, the 1,306,161 ordinary shares reported as beneficially owned by Phoenix consist of: (i) 35,893 ordinary shares held by The Phoenix Investments House — trust funds, (ii) 119,953 ordinary shares held by The Phoenix nostro accounts, (iii) 1,113,075 ordinary shares held by Partnership for Israeli Shares and (iv) 37,240 ordinary shares held by Partnership for investing in shares indexes. As noted in the Schedule 13G/A, the Phoenix entities that hold the ordinary shares manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients and each of them operates under independent management and makes its own independent voting and investment decisions. Consequently, Phoenix and each of such entities disclaims any beneficial ownership of the securities reported as beneficially owned by them in excess of their actual pecuniary interest therein.

(9)      Based on a Schedule 13G submitted on August 3, 2025 reporting holdings as of July 28, 2025 by Menora Mivtachim Holdings Ltd., or Menora. Based on the Schedule 13G, the 972,346 ordinary shares reported as beneficially owned by Menora consist of: (i) approximately 856,779 ordinary shares held by Menora Mivtachim Pensions and Gemel Ltd., (ii) approximately 109,470 ordinary shares held by Menora Mivtachim Insurance Ltd. and (iii) approximately 6,097 ordinary shares held by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. As noted in the Scheduled 13G, the securities reported therein are beneficially owned by Menora Mivtachim Holdings Ltd., or Menora Holdings, and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings, or the Subsidiaries, such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., and Menora Mivtachim Investment Portfolio Management Ltd. The Schedule 13G further notes that the economic interest or beneficial ownership in a portion of the securities covered thereby (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be and the statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by the Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will reelect directors to serve on our Board of Directors. Our Articles provide that, unless otherwise prescribed by a resolution adopted at a meeting of our shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors appointed as required under the Companies Law). The directors (other than the external directors) are elected annually at our annual general meeting of shareholders and remain in office until the next annual general meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles. Our Board of Directors may elect additional directors to the Board of Directors. On November 25, 2024, Mr. Shlomo Nehama, our former Chairman of the Board, resigned his position and Mr. Ben Sheizaf was appointed as a member of our Board of Directors and as our new Chairman of the Board.

Our Board of Directors is currently composed of the following six directors: Mr. Ben Sheizaf, Mr. Ran Fridrich, Ms. Anita Leviant, Mr. Ehud Gil, Mr. Daniel Vaknin and Ms. Dorit Ben Simon. Mr. Ben Sheizaf, Mr. Ran Fridrich, Ms. Anita Leviant and Mr. Ehud Gil are standing for reelection. The current service terms of Daniel Vaknin and Dorit Ben Simon, our external directors, expire in December 2026.

All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As permitted under the NYSE American Company Guide, we follow Israeli law and practice in connection with board composition and the process of nomination of directors.

Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a declaration prior to the publication of the notice of annual general meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

Information concerning Director Nominees

The following information is supplied with respect to each person nominated and recommended to be re-elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Ben Sheizaf	68	Chairman of the Board
Ran Fridrich	72	Director and Chief Executive Officer
Anita Leviant(1)	70	Director
Ehud Gil	50	Director

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(1)      Member of the Company’s Audit Committee and Compensation Committee.

Ben Sheizaf has served as a director and Chairman of the Board of Ellomay since November 25, 2024. Mr. Sheizaf is the founder and CEO of B.P.O. Ltd., a consulting firm since 2019, and has held many senior positions in the Israeli finance and insurance sectors. Mr. Sheizaf currently serves as a member of the board and chairman of the risk management committee of Isracard Ltd. (TASE: ISCD) and as chairman of the board of Detelix Software Technologies Ltd. Between 2008-2019 he held several positions in Phoenix Financial Ltd. (TASE: PHOE), including Deputy CEO and Head of the Long-Term Savings Division, CEO of The Phoenix Pension and Provident Fund Ltd. and a board member of other companies in the group, chairman of Excellence Provident Fund Ltd. and a member of the board of Excellence Investments Ltd. (between 2018-2019), and chairman of Shekel Insurance Agency (2008) Ltd. (between 2012-2015). Mr. Sheizaf holds a B.A. in Accounting and Economics from Tel Aviv University and completed a supplemental year of accounting studies.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of the Plasto-Cargal Group Ltd. (TASE: PLCR) since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in Cross Border and financial transactions, banking and Capital Markets. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech, Cyber and sustainable investments. LAGC provides soft landing for overseas business in Israel and in the UK. For a period of twenty years, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the Group and served as a director in the overseas subsidiaries. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant also serves as President of the Israel-British Chamber of Commerce &Innovations, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions. Ms. Leviant is a certified mediator.

Ehud Gil has served as a director of Ellomay since November 12, 2020. Mr. Gil is an entrepreneur in the intersection of security and technology, and a consultant to the Israeli Ministry of Defense. In 2018, Mr. Gil retired from the Israeli Defense Forces, or IDF, at the rank of Lieutenant-Colonel. Prior to his retirement from the IDF, Mr. Gil held various key managerial positions in the IDF and the Israeli Ministry of Defense, including Head of Planning and Control Branch, Head of Training Branch in the General Headquarters of the IDF, and Director of Projects for the IDF. Mr. Gil holds an M.Ed. (with honors) in Management and Organization of Education Systems from the University of Haifa and a B.Sc. in Materials Engineering from the Ben-Gurion University of the Negev. As indicated below, Mr. Gil is the brother of Ms. Anat Raphael.

Board Compensation

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Daniel Vaknin, Dorit Ben Simon and Ehud Gil) remuneration for their services as directors. These directors are paid in accordance with the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The cash amounts paid to our external directors pursuant to the Compensation Regulations, as approved by our shareholders, are the average between the minimum amount and the fixed amount permitted by the Compensation Regulations for companies that are in the range of shareholders’ equity of the Company, which currently amount to an annual fee of NIS 69,880 (equivalent to approximately $20,950) and an attendance fee per meeting (board or committee) of NIS 2,545 (equivalent to approximately $763). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference or other similar means and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. In addition, each of these non-executive directors receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors.

Messrs. Sheizaf and Fridrich do not receive the aforementioned director fees and options. Mr. Sheizaf provides services to our Company pursuant to an Active Chairman Agreement approved by our shareholders in the extraordinary general meeting held on January 30, 2025. Mr. Fridrich provides services to our Company pursuant to a management services agreement, among us, Kanir and Keystone R.P. Holdings and Investments Ltd. approved by our shareholders in the annual general meeting held on July 25, 2025. For information concerning the terms of these agreements see “Item 6.B: Directors, Senior Management and Employees — Compensation” of our 2024 Annual Report.

Each of our directors also received an indemnification undertaking and an exemption letter as in effect on the date of their appointment or the date of renewal of the approval to grant such indemnification and exemption, as applicable, forms of which were attached as exhibits 4.3 and 4.4 to our 2024 Annual Report, and each of them is also entitled to be included in our directors and officers’ liability insurance policy, most recently approved by our shareholders at a meeting held on December 29, 2022. For information concerning the proposed renewal of our directors and officers’ liability insurance see Item 3 below.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted on the matter at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Ben Sheizaf, Ran Fridrich, Anita Leviant and Ehud Gil, as directors of the Company to hold office until the next annual general meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders will be asked to vote on the appointment of each director nominee separately. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

APPROVAL OF AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION AND
RELATED AMENDMENT TO THE COMPANY’S MEMORANDUM OF ASSOCIATION

Background

At the Meeting, our shareholders will be asked to approve amendments to our Articles to: (i) increase our authorized share capital (including the approval of a related amendment to our Memorandum of Association), and (ii) to update the office holder in charge of our internal auditor. The current versions of our Memorandum of Association and Articles are attached to our 2024 Annual Report as Exhibits 1.1 and 1.2, respectively.

General

Proposed Increase in Authorized Capital

Our authorized share capital is currently NIS 170,000,000, divided into 17,000,000 ordinary shares, par value NIS 10.00 per share.

As of September 10, 2025, we had 13,779,585 ordinary shares issued and outstanding. In addition, as of September 10, 2025, we had: (i) 375,757 ordinary shares reserved for issuance upon conversion of our Series D Debentures, (ii) 1,020,000 ordinary shares reserved for issuance upon exercise of our Series 2 Warrants traded on the Tel Aviv Stock Exchange, (iii) 416,000 ordinary shares reserved for issuance upon exercise of a warrant issued to Clal Insurance Ltd. and (iv) 618,267 ordinary shares issuable or that will become issuable upon the exercise of options under our 2000 Stock Option Plan and our 1998 Share Option Plan for Non-Employee Directors. In addition, we hold 258,046 ordinary shares previously acquired by us as treasury shares. Accordingly, 532,345 ordinary shares (excluding the 258,046 ordinary shares held as treasury shares) remain unissued and unreserved.

As recommended by our Board of Directors, at the Meeting our shareholders will be asked to approve the increase of our authorized share capital by NIS 130,000,000, divided into 13,000,000 ordinary shares, NIS 10.00 per share, resulting in an authorized share capital of NIS 300,000,000, divided into 30,000,000 ordinary shares, NIS 10.00 per share.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for our future business needs as they arise and to provide our Board of Directors the flexibility to use such ordinary shares for future capital raising, employee and director compensation and other bona fide corporate purposes. Such future issuances will be subject to the discretion of our Board of Directors, unless such issuance requires the approval of our shareholders under the Companies Law or under the NYSE American rules (to the extent we resolve not to rely on the home country law exemption under such rules).

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

The proposed amendment to Article 4 of our Articles is as follows:

“4.    Share Capital

The Company’s authorized share capital will be NIS ~~170~~300,000,000 divided into ~~17~~30,000,000 ordinary shares of the Company, nominal value NIS 10.00 each.”

The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~.” In connection with the update to our authorized share capital, a corresponding change will be implemented to Section 4 of our Memorandum of Association.

Proposed Change in the Office Holder Supervising the Internal Auditor

Under the Companies Law, our Board of Directors is required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The Companies Law provides that the organizational supervisor of the internal auditor will be the chairman of the board of directors or the chief executive officer, as determined in the articles, or, in the absence of a provision in the articles, as determined by the board of directors.

Our Articles currently provide that the organizational supervisor of the internal auditor is our Chief Executive Officer. As permitted under the Companies Law, our Board of Directors recommends revising our Articles to determine that the organizational supervisor of the internal auditor will be our Chairman of the Board.

The proposed amendment to Article 44.3 of our Articles is as follows:

“44.3.    The ~~General Manager~~ Chairman of the Board shall be in charge of and supervise the Internal auditor’s performance of its obligations.”

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the increase in the authorized share capital of the Company from NIS 170,000,000 divided into 17,000,000 Ordinary Shares, par value NIS 10.00 per share to NIS 300,000,000, divided into 30,000,000 Ordinary Shares, NIS 10.00 par value per share, and the corresponding amendments to Articles 4 of the Company’s Articles and Memorandum of Association and to approve the amendment to Article 44.3 of the Company’s Articles, all as set forth in the Proxy statement.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

APPROVAL OF THE PURCHASE OF DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY

Background

The Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party. Our Articles permit us to enter into an agreement for the insurance of the liability of our office holders to the fullest extent permitted by law.

The current coverage of our directors’ and officers’ liability insurance policy is $15 million. This coverage was previously approved by our shareholders, most recently at our annual general meeting held on December 29, 2022. At such meeting, our shareholders approved the procurement of a liability insurance policy for our current and future office holders, as follows: : (i) the coverage limit per claim and in the aggregate under the policy may not exceed $15 million; (ii) the premium paid for such policy for a 12 month period may be up to $900,000 per year, and (iii) our Compensation Committee is and will be authorized to increase coverage and/or the maximum annual premium set forth under (ii) above by up to 30% in any year, as compared to the previous year, without additional shareholders’ approval. These guidelines were approved with respect to office holders who are deemed to be controlling shareholders or relatives of controlling shareholders as a “framework transaction,” as such term is defined in Regulation 1(3) of the Companies Regulations (Relief for Transactions with Interested Parties), 2000, or the Relief Regulations. A “framework transaction” enables us to obtain D&O liability insurance policies, whether by purchasing new insurance policies or extensions or renewals of existing insurance policies during a period of three years. The purchase of the directors and officers insurance policies, as aforesaid, is conditioned upon the approval of the Audit and Compensation Committee and the Board of Directors of the Company, as needed, that the terms for the purchase of the policies comply with the terms of the Framework Transaction.

In addition, our directors and officers compensation policy, most recently approved by our shareholders at the general meeting held on December 11, 2023, or the Compensation Policy, provides that the coverage limit per claim and in the aggregate under the directors and officers liability insurance policy may not exceed $15 million and that our Compensation Committee is authorized to increase coverage by up to 30% in any year, as compared to the previous year.

General

The premium for our directors and officers liability insurance policy purchased in 2025, effective for a period of 18 months, was approximately $545,000 (approximately $362,000 for a 12 month period). Our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the renewal of the resolution approved by our shareholders on December 29, 2022 governing the terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all current and future directors and officers (including office holders who may be deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Companies Law) as set forth above. No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of a directors and officers liability insurance policy entered into in compliance with these terms and conditions.

Our Compensation Committee and Board of Directors further confirmed that this resolution is for the benefit of our company considering, among others, the following: (i) obtaining D&O insurance coverage is customary and acceptable in companies in general and specifically in companies such as our company, with securities traded on both a US market and the Tel Aviv Stock Exchange, (ii) adequate D&O insurance coverage enables and will continue to enable our company to obtain and retain qualified personnel and our office holders to continue to perform their services and duties taking into account the risks inherent to our company’s business and listing, (iii) the proposed terms are in line with market conditions, (iv) the coverage terms are identical for all directors and officers and are in line with our Compensation Policy, (v) the purchase of D&O insurance coverage does not constitute a “distribution” as such term is defined in the Companies Law, (vi) adequate D&O insurance coverage is required in order to continue to enable our directors and officers to perform their duties, specifically in light of the risks and exposures existing for directors and officers of publicly traded companies, and (vii) the proposed terms are reasonable in light of the advice received from our insurance advisors and broker and in light of our business and operations.

In connection with the approval of the inclusion of office holders who are deemed to be controlling shareholders or relatives of controlling shareholders in our D&O liability insurance coverage, the resolution will be approved as, and constitute, a “framework transaction,” as described above.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. In addition, pursuant to Sections 272(c1) and 275 of the Companies Law, the approval of the terms of employment and service of a chief executive officer and of office holders who are deemed to be controlling shareholders (as such term is defined under Section 268 of the Companies Law) or are relatives of controlling shareholders, requires the affirmative vote of the holders of a majority of the shares voted on the matter in person or by proxy or via the Electronic System at the Meeting; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the resolution or (ii) the total number of shares voted against the approval of the resolution by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, alone or together with others, one half or more of the “means of control” in the company or holds 25% or more of the voting rights in the company’s general meeting (if there is no other person that holds more than 50% of the voting rights in the company). Based, among other things, on their holdings in our shares and the 2008 Shareholders Agreement, Mr. Shlomo Nehama (who served as our Chairman of the Board until November 25, 2024), Nechama Investments, Kanir, Mr. Fridrich (who is a member of our Board, our Chief Executive Officer and a director nominee) and Ms. Raphael, may each be deemed to be our “controlling shareholders” for purposes of the required “special majority” and Messrs. Nehama and Fridrich may also be deemed to have a “personal interest” in the approval of the resolution due to the positions they held or now hold. In addition, Mr. Gil, a member of our Board, who is the brother of Ms. Raphael, may be deemed to be a relative of a controlling shareholder.

The Companies Law generally requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the proposed resolution as it relates to office holders who are deemed to be controlling shareholders or relatives of controlling shareholders. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the “special majority” requirement of the proposal.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

According to the Companies Law Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder will be deemed to declare and approve that it, he or she is NOT a “controlling shareholder” and does NOT have a “personal interest” in the approval of any of the items on the agenda of the Meeting that require the disclosure of a personal interest, except if such shareholder notified us of such position or personal interest in writing in advance of the vote. If you believe that you are a controlling shareholder or have a personal interest in any of the items on the agenda of the Meeting that require the disclosure of a personal interest and you wish to inform us of such position or personal interest, you should submit such information in advance of voting to our offices, c/o Ms. Hila Ishay, at 18 Rothschild Blvd., Tel Aviv 6688121, Israel by mail, phone (+972-3-797-1111) or email (hilai@ellomay.com).

To the extent the proposed resolution is not approved by the “special majority” described above, but rather with an ordinary majority, it will be valid in connection with all of our office holders whose terms of service and employment do not require an approval by a special majority of our shareholders. In addition, in the event the proposed resolution is not approved by the “special majority”, we may elect to utilize an exemption that is available under the Relief Regulations, which provides that in the event a company’s compensation committee and board of directors determine that the insurance provided to office holders who are deemed to be controlling shareholder or a chief executive officer or a relative of a controlling shareholder is: (i) upon terms worse or identical to those provided to the company’s other officers and directors, (ii) on market conditions and (iii) cannot materially affect the company’s profitability, assets or liabilities, then the approval of the company’s shareholders for the provision of liability insurance to such persons will not be required.

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that the terms and conditions for the purchase, renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all office holders of the Company and its subsidiaries, who may serve from time to time, and for office holders deemed to be controlling shareholders or relatives of controlling shareholders as a framework transaction, and as set forth in the Proxy Statement, be and hereby are approved, that all actions heretofore taken by the Company’s management in connection with the subject matter of the foregoing resolution are hereby ratified and approved, and that these resolutions are for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

APPROVAL OF UPDATED TERMS OF EMPLOYMENT OF, AND PAYMENT OF BONUS TO, MR. ASAF NEHAMA

Background

The Companies Law provides that an agreement with respect to the terms of employment of a relative of a public company’s “controlling shareholder” requires the approval, in the following order, of the company’s compensation committee, board of directors and shareholders, in the special majority described below.

Mr. Asaf Nehama, the son of Mr. Shlomo Nehama, our former Chairman of the Board and one of our controlling shareholders, has been employed by our Company as an analyst in a full-time position since October 1, 2022 and thereafter, commencing the third quarter of 2023, as Head of US Operations. This position includes overseeing the development efforts, negotiating with contractors, suppliers and consultants, procurement of equipment, ongoing communications and management of the development process and thereafter the operating process of our solar facilities in the USA. This position also entails longer work hours due to the time differences between Israel and Texas. Mr. Nehama holds a dual B.A. degree in Business (specializing in finance) & Psychology from the Reichman University in Israel.

Mr. Nehama’s terms of employment were initially approved by our shareholders at the annual shareholders meeting held on December 29, 2022 and his updated terms of employment were approved at our annual shareholders meeting held on December 11, 2023, effective October 1, 2023, as follows:

•        Monthly Salary — a gross monthly salary of NIS 15,000 and a monthly lump sum payment for overtime in the amount of NIS 8,000 (the monthly gross salary together with the monthly lump sum for overtime (i.e. NIS 23,000, or currently approximately $5,700), the Salary).

•        Social and Ancillary Benefits — Mr. Asaf Nehama will be entitled to all social benefits and rights as required under applicable law (pension, severance pay, convalescence pay, etc.) and as customary in the Company, all based on his Salary. Mr. Asaf Nehama will be subject to the provisions of Section 14 of the Severance Pay Law, 5723-1963. Mr. Asaf Nehama will be entitled to sick leave under law and will be able to use the sick days as customary in the Company. The Company will deposit an amount equal to 7.5% of the Salary to an advanced study fund per Mr. Asaf Nehama’s selection and shall deduct from his Salary an amount equal to 2.5% of the Salary that shall be deposited in said advanced study fund as the employee’s share, as customary in the Company.

•        Vacation — Mr. Asaf Nehama will be entitled to paid vacation days as determined under the Israeli Annual Vacation Law, 1951 plus two (2) days per year (pro rata) and will be entitled to transfer from year to year up to 15 vacation days.

•        Reimbursement of Expenses — Mr. Asaf Nehama shall be entitled to reimbursement of expenses, travel expenses and meal expenses based on the policies and amounts as customary in the Company, currently travel expenses in the amount of NIS 300 per month and meal expenses in the amount of NIS 900 per month.

•        Termination of Employment — the notice period during the first six months of employment will be pursuant to the Israeli Prior Notice of Termination Law, 2001 and thereafter 30 days, as customary in the Company.

General

At the Meeting, our shareholders will be asked, based on the approval and recommendation of our Audit and Compensation Committee and Board of Directors to approve: (i) effective October 1, 2025, an increase in the gross monthly salary of Mr. Nehama to NIS 19,000 and an increase in the monthly lump sum payment for overtime for Mr. Nehama to NIS 10,000 (the monthly gross salary together with the monthly lump sum for overtime (i.e. NIS 29,000, or currently approximately $8,700), will be referred to as the “Salary” for purposes of this Proxy Statement and social benefits described above), and (ii) a bonus for the year ended December 31, 2024 in the amount of two monthly Salaries (i.e., an aggregate bonus of NIS 58,000).

In their deliberations of the proposed updated terms of employment of, and payment of bonus to, Mr. Nehama, the members of our Audit and Compensation Committee and Board of Directors noted the following: (i) Mr. Nehama’s contribution to the Company’s business development efforts and operations in the USA since his appointment as the US operations project manager, (ii) the proposed terms of employment are based on terms customary in the Company and on a comparative study ordered at the request of the Audit and Compensation Committee, which included information for similar or parallel positions in comparable companies, concluding that the proposed cost of employment calculated based on the updated Salary is lower than the average and is in the 55th percentile compared to the cost of employment of such positions in comparable companies included in the survey, and that the proposed bonus for Mr. Nehama is lower than the average and is in the 30th percentile compared to the bonuses paid to holders of similar positions in comparable companies included in the survey, (iii) Mr. Nehama’s education and skills and the experience and expertise accumulated since the commencement of his employment with our Company, including a deep understanding of our operations and of the renewable energy field, (iv) Mr. Nehama’s familiarity with the Company and its operations is expected to continue to bolster his contribution to the Company and to serve as an additional incentive for his retention and continued contribution to the Company, alongside the expected continued integrity and special loyalty to the Company, (v) during the year ended December 31, 2024, four solar facilities with an aggregate capacity of approximately 49 MW in the USA commenced construction and an agreement to transfer Investment Tax Credits for such facilities for an aggregate consideration of approximately $19 million was executed, and (vi) the terms of employment of Mr. Asaf Nehama do not constitute a “distribution” as such term is defined in the Companies Law. Therefore, our Audit and Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the proposed updated terms of employment of Mr. Nehama and the proposed bonus to Mr. Nehama and determined that they are for the benefit of the Company.

Required Vote

As noted under the heading “Required Vote” in Item 3 above, pursuant to Section 275 of the Companies Law, the approval of the terms of employment of relatives of persons deemed to be controlling shareholders (as such term is defined under Section 268 of the Companies Law) requires the approval of the compensation committee and board of directors and an affirmative vote by a “special majority.” For more information concerning the special majority required, and the definitions of “controlling shareholder” and “personal interest,” see “Required Vote” under Item 3 above.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the updated terms of employment of Mr. Asaf Nehama and the payment of bonus to Mr. Asaf Nehama as set forth in the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2025 and until the next annual general meeting of our shareholders and to authorize our Board of Directors to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee. Somekh Chaikin have been our independent auditors since December 2011.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2024 and 2023:

	2024	2023
	(Euro in thousands)
Audit Fees(1)	534	491
Audit-Related Fees(2)	55	94
Tax Fees(3)	71	50
Total	660	635

____________

(1)      Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)      Including professional services related to due diligence investigations.

(3)      Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning performed during the fiscal year.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Board of Directors to approve the remuneration of said independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2024, will be presented for discussion at the Meeting.

Our audited financial statements for the year ended December 31, 2024 are included in our 2024 Annual Report on Form 20-F, which was filed with the SEC on April 30, 2025. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2024, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than September 19, 2025. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than September 26, 2025 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors,
/s/ Ben Sheizaf
Ben Sheizaf
Chairman of the Board of Directors
Tel Aviv, Israel
September 12, 2025